

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 4, 2016

Sean E. Quinn
Chief Financial Officer
Cimpress N.V.
Hudsonweg 8
5928 LW Venlo
The Netherlands

> **Re: Cimpress N.V.**
> **Form 10-K for the Fiscal Year Ended June 30, 2015**
> **Response dated March 17, 2016**
> **File No. 000-51539**

Dear Mr. Quinn:

We have reviewed your March 17, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2015

Financial Statements

Note 14. Income Taxes, page 82

1.   We have reviewed your response to prior comment number 2. Please give consideration to disclosing in your MD&A or financial statement notes, a discussion of the foreign tax jurisdictions that significantly impacted your effective tax rate, including the statutory rate and the amount of income tax expense related to those jurisdictions for each year presented. Also, where there is significant non-U.S. pre-tax income with no (or an insignificant amount) of income tax expense, please consider disclosing the amount of foreign pre-tax income for such countries and the reasons why no income tax expense/(benefit) would be applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure